**Nampak**
packaging excellence

2008 -3 1:53

[redacted]

08003142

**NAMPAK LIMITED - SANDTON**
NAMPAK CENTRE
114 DENNIS ROAD
ATHOLL GARDENS
SANDTON 2196
PO BOX 784324
SANDTON 2146
SOUTH AFRICA.
TEL: +27 (11) 719 6300
FAX: +27 (11) 444 4794
WEBSITE: www.nampak.com

Securities & Exchange Commission
450 Fifth Street NW
Washington DC
20549
USA

MAY 2 8
Washington, DC
104

23 May 2008

**SUPPL**

Dear Sirs

**SEC file Number 82-3714 Information Furnished Pursuant to Rule 12G 3-2 (b) by Nampak Limited**

Pursuant to Rule 12G 3-2 (b) enclosed is a copy of Nampak's Interim Report and Cash Distribution notice to Shareholders for the six months ended 31 March 2008.

Yours faithfully

Vernon Findlay
Deputy Group Secretary

**PROCESSED**
JUN 1 2 2008
**THOMSON REUTERS**

6/11

# NOTICE TO SHAREHOLDERS
# FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(Unaudited and Expressed in US Dollars)

# OPEL INTERNATIONAL INC.
# (A Development Stage Company)

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Opel International Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2006 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited consolidated financial statements, management is satisfied that these unaudited consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Opel International Inc. have not performed a review of the unaudited consolidated financial statements for the three and nine months ended September 30, 2007 and September 30, 2006.

# OPEL INTERNATIONAL INC.
**(Formerly Tandem Resources Ltd.)**
**(A Development Stage Company)**

## CONSOLIDATED BALANCE SHEETS
**(Unaudited and Expressed in US Dollars)**

| | September 30, 2007 | December 31, 2006 |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash | $ 8,020,864 | $ 117,022 |
| Unbilled accounts receivables | 163,774 | 156,657 |
| Inventory | 355,080 | - |
| Prepaids and other current assets | 112,718 | 37,700 |
| Marketable securities (Note 4) | 2,951 | 17,961 |
| | 8,655,387 | 329,340 |
| Other assets | 17,312 | 25,046 |
| Equipment | 206,417 | 239,518 |
| Patents and licences (Note 12) | 260,447 | 175,503 |
| Deferred financing costs (Note 5) | - | 343,675 |
| | $ 9,139,563 | $ 1,113,082 |
| **Liabilities** | | |
| Current | | |
| Accounts payable and accrued liabilities | $ 300,151 | $ 602,189 |
| Notes payable to related parties (Note 5) | - | 14,000 |
| | 300,151 | 616,189 |
| **Shareholders' Equity** | | |
| Share capital (Note 6(b)) | 10,665,454 | 2,368,854 |
| Special voting share (Note 6(c)) | 100 | - |
| Special warrants and shares to be issued (Note 9) | 1,587,408 | 1,433,408 |
| Warrants (Note 7) | 3,005,570 | 232,454 |
| Contributed surplus (Note 8) | 906,625 | 229,577 |
| Deficit | (7,325,745) | (3,767,400) |
| | 8,839,412 | 496,893 |
| | $ 9,139,563 | $ 1,113,082 |

The accompanying notes are an integral part of these consolidated financial statements.

# OPEL INTERNATIONAL INC.
(Formerly Tandem Resources Ltd.)
(A Development Stage Company)

## CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited and Expressed in US Dollars)

| | Three Months Ended September 30, 2007 | Three Months Ended September 30, 2006 | Nine Months Ended September 30, 2007 | Nine Months Ended September 30, 2006 | Cumulative from inception on December 29, 2000 to September 30, 2007 |
|---|---|---|---|---|---|
| Sales | $ 233,795 | $ 310,080 | $ 722,370 | $ 908,663 | $ 4,662,191 |
| Expenses | | | | | |
| Research and development | 400,543 | 264,821 | 976,345 | 954,255 | 4,409,784 |
| General and administration (note 9) | 1,501,113 | 398,704 | 3,315,666 | 1,372,523 | 7,327,381 |
| Interest expense | - | 20,191 | 125,613 | 61,447 | 384,873 |
| Other (income) expense | (114,457) | 1,029 | (136,909) | (1,500) | (134,102) |
| | 1,787,199 | 684,745 | 4,280,715 | 2,386,725 | 11,987,936 |
| Net loss | (1,553,404) | (374,665) | (3,558,345) | (1,478,062) | (7,325,745) |
| Deficit, beginning of period | (5,772,341) | (2,562,147) | (3,767,400) | (1,458,750) | - |
| Deficit, end of period | $ (7,325,745) | $ (2,936,812) | $ (7,325,745) | $ (2,936,812) | $ (7,325,745) |
| Basic and diluted loss per share (Note 10) | $ (0.05) | $ (0.04) | $ (0.12) | $ (0.16) | |

The accompanying notes are an integral part of these consolidated financial statements.

# OPEL INTERNATIONAL INC.
**(Formerly Tandem Resources Ltd.)**
**(A Development Stage Company)**

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## (Unaudited and Expressed in US Dollars)

| | Three Months Ended September 30, 2007 | Three Months Ended September 30, 2006 | Nine Months Ended September 30, 2007 | Nine Months Ended September 30, 2006 | Cumulative from inception on December 29, 2000 to September 30, 2007 |
|---|---|---|---|---|---|
| CASH (USED IN) PROVIDED BY | | | | | |
| OPERATING ACTIVITIES | | | | | |
| Net loss | $ (1,553,404) | $ (374,665) | $ (3,558,345) | $ (1,478,062) | $ (7,325,745) |
| Adjustment for: | | | | | |
| Amortization of equipment | 22,810 | 21,134 | 66,798 | 63,403 | 366,010 |
| Amortization of patents and licences | 6,129 | 3,908 | 15,056 | 11,723 | 67,351 |
| Other (income) expense | (600) | - | 688 | - | 3,502 |
| Stock option compensation | 463,028 | (2,508) | 677,048 | 81,868 | 906,625 |
| Listing delay penalty (Note 9) | - | - | 432,000 | - | 648,000 |
| | (1,062,037) | (352,131) | (2,366,755) | (1,321,068) | (5,334,257) |
| Net change in non-cash working capital: | | | | | |
| Unbilled accounts receivable | 2,701 | 50,493 | (7,117) | (30,837) | (147,721) |
| Inventory | (355,080) | - | (355,080) | - | (355,080) |
| Prepaid and other assets | (61,319) | - | (66,962) | (35,000) | (101,768) |
| Deferred financing costs | - | - | 343,675 | - | - |
| Accounts payable and accrued liabilities | (74,447) | 9,528 | (221,960) | 102,815 | 357,618 |
| | (1,550,182) | (292,110) | (2,674,199) | (1,284,090) | (5,581,208) |
| INVESTING ACTIVITIES | | | | | |
| Purchase of furniture and equipment | (32,107) | - | (33,697) | (161,023) | (572,427) |
| Purchase of patents and licences | - | - | (100,000) | - | (327,798) |
| Cash acquired on reverse takeover | - | - | - | - | 51,781 |
| | (32,107) | - | (133,697) | (161,023) | (848,444) |
| FINANCING ACTIVITIES | | | | | |
| Repayment of notes payable to related parties | - | - | - | (5,000) | (5,000) |
| Proceeds from notes payable to related parties | - | - | 2,000,000 | - | 3,634,295 |
| Issue of common shares for cash, net of issue costs | 4,395 | 49,932 | 8,711,638 | (481,268) | 10,821,121 |
| Issue of special voting share | - | - | 100 | - | 100 |
| | 4,395 | 49,932 | 10,711,738 | (486,268) | 14,450,516 |
| NET CHANGE IN CASH | (1,577,894) | (242,178) | 7,903,842 | (1,931,381) | 8,020,864 |
| CASH, beginning of period | 9,598,758 | 470,799 | 117,022 | 2,160,002 | - |
| CASH, end of period | $ 8,020,864 | $ 228,621 | $ 8,020,864 | $ 228,621 | $ 8,020,864 |

The accompanying notes are an integral part of these consolidated financial statements.

# OPEL INTERNATIONAL INC.

**(Formerly Tandem Resources Ltd.)**
**(A Development Stage Company)**

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
## (Unaudited and Expressed in US Dollars)

| | Shares issued and subscribed | | Special Voting | Warrant | Contributed | Special Warrants and Shares to | Accumulated | |
|---|---|---|---|---|---|---|---|---|
| | # of Shares | Share Value | Share | Value | Surplus | be issued | deficit | Total |
| Balance from inception on December 29, 2000 to December 31, 2003 | 1,760,537 | $ 17,581,747 | $ - | $ - | $ - | $ - | $(17,141,204) | $ 440,543 |
| Shares issued on under private placement | 100,000 | 86,000 | - | - | - | - | - | 86,000 |
| Loss for the year | - | - | - | - | - | - | (393,850) | (393,850) |
| Balance at December 31, 2004 | 1,860,537 | 17,667,747 | - | - | - | - | (17,535,054) | 132,693 |
| Issued for cash under private placement | 5,037,500 | 2,518,750 | - | - | - | - | - | 2,518,750 |
| Issued for repayment of advances from director | 170,000 | 85,000 | - | - | - | - | - | 85,000 |
| Black Scholes value of warrants on private placement | - | (922,255) | - | 922,255 | - | - | - | - |
| Issued for assignment of promissory notes and receivables | 3,508,021 | 1,754,011 | - | - | - | - | - | 1,754,011 |
| Black Scholes value of warrants issued on assignment | - | (621,308) | - | 621,308 | - | - | - | - |
| Loss for the year | - | - | - | - | - | - | (174,151) | (174,151) |
| Balance at December 31, 2005 | 10,576,058 | 20,481,945 | - | 1,543,563 | - | - | (17,709,205) | 4,316,303 |
| Issued for cash under private placement, net of issue costs | 792,500 | 396,250 | - | - | - | - | - | 396,250 |
| Black Scholes value of warrants on private placement | - | (136,466) | - | 136,466 | - | - | - | - |
| Elimination of share capital of Tandem Resources LTD. | - | (20,741,729) | - | (1,680,029) | - | - | 17,709,205 | (4,712,553) |
| Share capital and equity carried forward on reverse takeover | - | 5,972 | - | - | 229,577 | - | (1,458,750) | (1,223,201) |
| Acquisition of net assets, net of issue costs (Note 2) | - | 3,632,744 | - | - | - | - | - | 3,632,744 |
| Black Scholes value of warrants assumed on RTO | - | (165,000) | - | 165,000 | - | - | - | - |
| Shares to be issued (Note 9) | - | (1,217,408) | - | - | - | 1,217,408 | - | - |
| Issued for cash under private placement | 333,333 | 180,000 | - | - | - | - | - | 180,000 |
| Black Scholes value of warrants on private placement | - | (67,454) | - | 67,454 | - | - | - | - |
| Listing delay penalty shares to be issued | - | - | - | - | - | 216,000 | - | 216,000 |
| Loss for the year | - | - | - | - | - | - | (2,308,650) | (2,308,650) |
| Balance at December 31, 2006 | 11,701,891 | 2,368,854 | - | 232,454 | 229,577 | 1,433,408 | (3,767,400) | 496,893 |
| Common shares issued, net of issue costs | 17,509,965 | 8,711,438 | - | - | - | - | - | 8,711,438 |
| Special voting share issued | - | - | 100 | - | - | - | - | 100 |
| Common shares issued on conversion of convertible debenture | 4,075,000 | 1,630,000 | - | - | - | 370,000 | - | 2,000,000 |
| Common shares issued on the exercise of stock options | 200,000 | 200 | - | - | - | - | - | 200 |
| Common shares issued on interest conversion | 200,196 | 80,078 | - | - | - | - | - | 80,078 |
| Listing delay penalty shares to be issued | - | - | - | - | - | 432,000 | - | 432,000 |
| Listing delay penalty shares issued | 1,560,000 | 648,000 | - | - | - | (648,000) | - | - |
| Valuation of warrants | - | (2,262,623) | - | 2,262,623 | - | - | - | - |
| Valuation of broker warrants | - | (510,493) | - | 510,493 | - | - | - | - |
| Stock option compensation | - | - | - | - | 677,048 | - | - | 677,048 |
| Loss for the period | - | - | - | - | - | - | (3,558,345) | (3,558,345) |
| Balance at September 30, 2007 | 35,247,052 | $ 10,665,454 | $ 100 | $ 3,005,570 | $ 906,625 | $ 1,587,408 | $ (7,325,745) | $ 8,839,412 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. DESCRIPTION OF BUSINESS

Opel International Inc. (formerly Tandem Resources Ltd.) (the "Company"), incorporated in the Province of Ontario and continued in the Province of New Brunswick on January 30, 2007, is a development stage company whose shares trade on the TSX Venture Exchange under the symbol "OPL".

The Company designs, manufactures and markets high performance concentrating photovoltaic products to transform solar energy into electricity for worldwide application and designs infrared sensor type products for military and industrial applications.

Opel is also developing gallium arsenide based processes and semi-conductor microchip products for use in its solar and infrared sensor products. The Company's research and development ("R&D") relate to the commercialization of smart solar microchips, optical lasers and infrared detection microchips using Planar Opto-Electronic Technology ("POET").

Additionally, the Company provides R&D services under "fixed price" and "cost plus" contracts to the US Department of Defense relating to preparing documentation on feasibility and/or developing product prototypes.

## 2. REVERSE TAKEOVER AND NAME CHANGE

On September 26, 2006, the shareholders of the Company approved a reverse takeover ("RTO") transaction with Opel Inc. a private, technology company incorporated under the laws of Delaware.

Under the terms of the RTO transaction, that commenced on December 30, 2005, the Company purchased newly issued Class A common shares from the treasury of Opel Inc. and purchased promissory notes payable by Opel Inc. from note holders in exchange for private placement units. Effective with the approval of the RTO, the holders of Opel Inc's. 5,972,000 common shares, being all the shares not owned by the Company, were given the right to exchange each common share held in Opel Inc. into one common share of the Company. This was evidenced by the cancellation of all the common shares of Opel Inc. and the issuance of Exchangeable Shares of Opel Inc. (the "Exchangeable Shares") to the same holders, which was completed subsequent to December 31, 2006. The Exchangeable Shares cannot be transferred or sold unless exchanged into common shares of the Company. The effect of this share exchange along with other common shares of the Company held by shareholders of Opel Inc. and the effective control of the management of the Company by Opel Inc. resulted in the transaction being accounted for as a RTO. The RTO was accounted for as a capital transaction as the Company did not meet the definition of a business.

The comparative figures presented in the consolidated financial statements are those of Opel Inc.

The net assets acquired by the Company in the RTO at estimated fair values were as follows:

| | | |
|---|---|---|
| Cash | $ | 51,781 |
| Other current assets | | 38,201 |
| Other assets | | 26,849 |
| Investment and loan receivable | | 4,579,969 |
| Accounts payable | | (22,412) |
| | | 4,674,388 |
| Transaction cost | | (1,041,644) |
| | $ | 3,632,744 |

## 2. REVERSE TAKEOVER AND NAME CHANGE (Continued)

In order to complete the RTO, the Company provided holders of the 5,972,000 Opel Inc. Exchangeable Shares with voting rights at the Company level pending exchange or redemption of the Exchangeable Shares and a special voting share of the Company was created and issued to a Trustee on behalf of holders of the Exchangeable Shares. The special voting share carries a number of votes equal to the number of Exchangeable Shares outstanding. (Note 6(c))

In conjunction with the RTO on September 26, 2006, the Company changed its name to Opel International Inc. and consolidated its shares on a 1:20 basis. The consolidation resulted in a reduction in the number of shares outstanding by 216,000,178. Unless otherwise stated, all information related to common shares, stock options and warrants have been retroactively adjusted to reflect this share consolidation.

The Company also agreed to assume, on substantially the same terms and conditions the 660,000 outstanding share purchase warrant and 3,030,000 stock options of Opel Inc. During the period, the 660,000 warrants were cancelled and reissued as warrants of the Company.

During the Period, the Company's application for a listing on the TSX Venture was approved and trading commenced on June 26, 2007 under the symbol "OPL".

## 3. ACCOUNTING POLICIES

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Operating results for the nine months period ended September 30, 2007 may not necessarily be indicative of the results that may be expected for the year ended December 31, 2007. The consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2006. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2006.

### New Accounting Policy

#### Inventory

Inventory consists of solar panels produced to the Company's specifications. Inventory is stated at the lower of cost, determined by the first-in, first-out method or market.

3. **ACCOUNTING POLICIES (continued)**

**Financial Instruments, Comprehensive Income (Loss), and Hedges**

Effective January 1, 2007, the Company has adopted the provisions of the following new CICA Handbook Sections:

(a) Section 3855 "Financial Instruments – Recognition and Measurement"

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity; Loans and receivables, Held-for-trading; or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale financial instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading on initial recognition.

(b) Section 1530 "Comprehensive Income" and Section 3251 "Equity"

These sections describe standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. As a result of adopting this standard, comprehensive income will now be disclosed in the consolidated financial statements.

(c) Section 3861 "Financial Instruments – Disclosure and Presentation"

The Company's financial instruments include cash, accounts receivable, marketable securities, accounts payable, notes payable and notes payable to related parties. Upon adoption of these new standards, the Company designated its cash as held-for-trading, its accounts receivable as loans and receivables, and its account payable and accrued liabilities, notes payable and notes payable to related parties as other financial liabilities. The fair values of these financial instruments approximate their carrying values because of their short term nature. The Company had no held-to-maturity or available-for-sale financial assets during the nine months ended September 30, 2007 . In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not exposed to derivative financial instruments.

Comprehensive income represents the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income refers to items that are recognized in comprehensive income but excluded from net income calculated in accordance with generally accepted accounting principles until such time as it is considered appropriate to recognize them in net income. The Company had no "other comprehensive income or loss" transactions during the nine months ended September 30, 2007 and no opening or closing balances of accumulated other comprehensive income or loss.

**Impact Upon Adoption of These Sections**

The adoption of this new accounting policy resulted in an adjustment to marketable securities considered to be held-for-trading. The adjustment resulted in a current period gain of $1,438. A transition adjustment was not required.

## 3. ACCOUNTING POLICIES (continued)

### Future Accounting Changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

## 4. MARKETABLE SECURITIES

| | Shares | | Market Value | | 2006 |
|---|---|---|---|---|---|
| Tribute Minerals Inc. | 4,476 | $ | 1,183 | $ | 304 |
| Yangarra Resources Inc. | 3,578 | | 510 | | 289 |
| Titanium Corporation Inc. | 595 | | 1,258 | | 457 |
| Richmond Minerals Inc. (1) | - | | - | | 16,691 |
| Other | - | | - | | 220 |
| Balance, September 30, 2007 | 8,649 | $ | 2,951 | $ | 17,961 |

(1) These shares were pledged as collateral against a $13,220 loan from a director. (Note 5)

## 5. NOTES PAYABLE TO RELATED PARTIES

On October 30, 2006, a Director loaned $13,220 to the Company for a period ending April 30, 2007 at an interest rate of prime plus 1%. A loan agreement was entered into with the Company and 200,000 shares of Richmond Minerals Inc. (the "Richmond Shares") were pledged as collateral. The lender ceased to be a director on January 30, 2007. In July 2007, the lender agreed to keep the Richmond shares as full settlement of the principal and interest portion of the loan.

## 5. NOTES PAYABLE TO RELATED PARTIES (continued)

On January 30, 2007, the Company closed a convertible debenture financing of $2,000,000 which had been committed by an investor in early December. The investor was considered a related party by virtue of holding greater than 20% of the voting securities of the Company at the time of the transaction. The debenture matures January 30, 2009, pays interest at the rate of 1% per month, and upon completion of a minimum of $5,500,000 equity financing and listing on a Canadian exchange, was convertible at the option of the lender into either a special warrant or units at $0.40 per unit, each unit will comprise one common share of the Company and one-half common share purchase warrant to purchase additional shares at $0.60 per share for a period of 3 years from the date of conversion.

As compensation for securing the $2,000,000 financing, IBK Capital (the "Agent") was paid a commission of $200,000 and was issued 500,000 broker warrants, exercisable into common shares of the Company at a price of $0.40 until June 5, 2009. The 500,000 broker warrants were valued at $81,500. The broker warrants were valued using the Black-Scholes option pricing model using the following assumptions; risk-free interest rate of 4.74%, volatility factor of 70%, dividend yield of 0% and an expected life of 2 years.

On June 26, 2007, $1,630,000 of the convertible debenture was converted into 4,075,000 shares and 2,037,500 warrants of the Company and $370,000 was converted into 925,000 special warrants and 462,500 warrants of the Company. Each special warrant is exchangeable into one common share of the Company at no additional cost to the holder. Each warrant is exercisable into common shares of the Company at a price of $0.60 per common share until June 25, 2010. The 2,500,000 warrants were valued at $382,500.

Accrued interest on this debenture totaled $98,551. Of this amount $80,078 was converted into 200,196 shares and 100,098 warrants of the Company during the period and $18,473 was paid in cash. Each warrant is exercisable into common shares of the Company at a price of $0.60 until June 25, 2010. The 100,098 warrants were valued at $15,314.

The 2,600,098 warrants were valued using the Black-Scholes option pricing model using the following assumptions; risk-free interest rate of 4.74%, volatility factor of 70%, dividend yield of 0% and an expected life of 3 years.

## 6. SHARE CAPITAL

(a) AUTHORIZED

Unlimited number of special voting shares

Unlimited number of common shares

(b) COMMON SHARES ISSUED

| | Number of Shares | Amount |
|---|---|---|
| Balance, December 31, 2006 | 11,701,891 | $ 2,368,854 |
| Common shares issued for cash | 17,509,965 | 10,505,979 |
| *Issued on conversion of convertible debenture* (Note 5) | 4,075,000 | 1,630,000 |
| Issued on the exercise of stock options | 200,000 | 200 |
| Share issue costs | - | (1,794,541) |
| Value assigned to warrants | - | (2,262,623) |
| Value assigned to broker warrants | - | (510,493) |
| Issued on interest conversion (Note 5) | 200,196 | 80,078 |
| Listing delay penalty shares Issued | 1,560,000 | 648,000 |
| Balance, September 30, 2007 | 35,247,052 | $10,665,454 |

During the period, the Company completed the following private placement financings:

March 9, 2007, 2,695,000 units at a price of *$0.60 per unit for gross proceeds of $1,617,000. Each unit* is comprised of one common share and one-half common share purchase warrant. Each warrant is exercisable into common shares of the Company at a price of $1.00 until March 9, 2010. The Agent was paid a commission of $161,700 in cash and received 269,500 broker warrants to purchase common shares of the Company at a price of $0.60 until June 6, 2009. This private placement was closed in escrow on March 9, 2007 and the funds were released to the Company on June 26, 2007.

March 26, 2007, 5,641,370 units at a price of $0.60 per unit for gross proceeds of $3,384,822. Each unit is comprised of one common share and one-half common share purchase warrant. Each warrant is exercisable into common shares of the Company at a price of $1.00 until March 26, 2010. The Agent was paid a commission of $564,137 in cash and received 338,485 broker warrants to purchase common shares of the Company at a price of $0.60 until June 5, 2009. 1,761,700 of these units closed in escrow on March 26, 2007 and the proceeds of $1,057,020 were released to the Company on June 26, 2007.

April 11, 2007, 1,384,000 units at a price of $0.60 per unit for gross proceeds of $830,400. Each unit is comprised of one common share and one-half common share purchase warrant. Each warrant is exercisable into common shares of the Company at a price of $1.00 until April 11, 2010. The Agent was paid a commission of $83,040 in cash and received 138,400 broker warrants to purchase common shares of the Company at a price of $0.60 until June 6, 2009. 1,225,000 of these units closed in escrow on April 11, 2007 and the proceeds of $735,000 were released to the Company on June 26, 2007

May 11, 2007, 6,445,300 units at a price of $0.60 per unit for gross proceeds of $3,867,180. Each unit is comprised of one common share and one-half common share purchase warrant. Each warrant is exercisable into common shares of the Company at a price of $1.00 until May 11, 2010. The Agent was paid a commission of $386,718 in cash and received 644,530 broker warrants to purchase common shares of the Company at a price of $0.60 until May 11, 2009.

## 6. SHARE CAPITAL (continued)

May 28, 2007, 1,344,295 units at a price of $0.60 per unit for gross proceeds of $806,577. Each unit is comprised of one common share and one-half common share purchase warrant. Each warrant is exercisable into common shares of the Company at a price of $1.00 until May 28, 2010. The Agent was paid a commission of $80,658 in cash and received 134,429 broker warrants to purchase common shares of the Company at a price of $0.60 until May 28, 2009.

The 8,754,983 warrants and 1,750,998 broker warrants were valued at $1,864,809 and $428,993 respectively. The warrants were valued using the Black-Scholes option pricing model using the following assumptions; risk-free interest rate of 4.74%, volatility factor of 70%, dividend yield of 0% and an expected life of 3 years and 2 years for the broker warrants.

On June 25, 2007, the Company issued, as liquidated damages, 1,560,000 shares (the "penalty shares") to the Tranche 1 private placement investors arising from the Company not having obtained a listing on the TSX Venture Exchange by May 31, 2006. The Company was obligated to issue 120,000 shares for each month the Company remained unlisted. Of these shares, 480,000 had accrued to the date of the RTO and the related value of that capital was eliminated as part of the RTO accounting. The remaining 1,080,000 shares that accrued since the RTO were valued at $648,000 and have been charged to general and administration expense. General and administrative expense for the nine months ended September 30, 2007 includes a charge of $432,000 for the 720,000 accrued during the period.

(c) SPECIAL SHARES ISSUED

| | Number of Shares | Amount |
|---|---|---|
| Balance, December 31, 2006 | - | $ - |
| Special voting shares issued for cash | 1 | 100 |
| Balance, September 30, 2007 | 1 | $ 100 |

On June 5, 2007, one (1) special voting share was issued in conjunction with a Support and Trust Agreement entered into amongst the Company, OPEL Inc. and Equity Transfer & Trust Company. The special voting share carries 5,972,000 votes (Note 2).

## 7. WARRANTS

The following table reflects the continuity of warrants:

| | Average exercise price | Number of warrants | Black-Scholes value |
|---|---|---|---|
| Balance, December 31, 2006 | $ 0.73 | 10,368,021 | $ 232,454 |
| Issued | 0.85 | 13,606,079 | 2,773,116 |
| Balance, September 30, 2007 | $ 0.75 | 23,974,100 | $ 3,005,570 |

## 7. WARRANTS (Continued)

As at September 30, 2007 the following warrants were outstanding:

| | Number of Warrants | Fair Value ($) | Exercise Price ($) | Expiry Date |
|---|---|---|---|---|
| | 9 508,021 | - | 0.75 | December 30, 2008 |
| Broker warrants | 660,000 | 165,000 (1) | 0.50 | December 30, 2008 |
| Broker warrants | 644,530 | 157,910 | 0.60 | May 11, 2009 |
| Broker warrants | 134,430 | 32,934 | 0.60 | May 28, 2009 |
| Broker warrants | 584,070 | 143,097 | 0.60 | June 5, 2009 (2) |
| Broker warrants | 387,967 | 95,052 | 0.60 | June 5, 2009 (2) |
| Broker warrants | 33,333 | 11,128 | 0.60 | June 5, 2009 (2) |
| Broker warrants | 500,000 | 81,500 | 0.40 | June 5, 2009 (2) |
| | 166,667 | 56,326 | 0.75 | November 20, 2009 |
| | 1,347,500 | 287,018 | 1.00 | March 9, 2010 |
| | 2,820,685 | 600,806 | 1.00 | March 26, 2010 |
| | 692,000 | 147,396 | 1.00 | April 11, 2010 |
| | 3,222,650 | 686,420 | 1.00 | May 11, 2010 |
| | 672,149 | 143,168 | 1.00 | May 28, 2010 |
| | 2,600,098 | 397,815 | 0.60 | June 25, 2010 |
| | 23,974,100 | 3,005,570 | | |

(1) Refer to note 2

(2) During the Period, the expiry dates of some of these warrants were abridged in order to conform with the policies of the TSX Venture Exchange relating to broker warrants. Previously 33,333 warrants were expiring on November 20, 2009, 500,000 on January 30, 2010, 387,967 on March 26, 2010 and 15,900 on April 11, 2010.

## 8. STOCK OPTIONS AND CONTRIBUTED SURPLUS

On July 27, 2007, the Company's 10% rolling stock option plan (the "Rolling Plan") under which the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants, was ratified by the Company's shareholders for the ensuing year. The Plan provides that the number of common shares issuable pursuant to options granted under the Plan and pursuant to other options previously granted is limited to a maximum of 10% of the issued and outstanding voting shares at the time of the grant. The options granted under the plan generally vest immediately upon issuance, however, the directors may, at their discretion, specify a longer vesting period.

## 8. STOCK OPTIONS AND CONTRIBUTED SURPLUS (continued)

On September 21, 2007, the directors of the Company approved a new 20% vesting stock option plan (the "New Plan") and fixed the number of shares issuable under the New Plan (the "Number Reserved") at 18,200,000 subject to completion of a proposed private placement financing (the "Financing"). The TSX Venture Exchange ("TSXV") has conditionally approved the New Plan subject to the approval of the disinterested shareholders of the Company and the reduction of the Number Reserved to the maximum allowable, being 20% of the number of issued and outstanding voting shares after completion of the Financing. Under the New Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The Plan provides that the number of common shares issuable pursuant to options granted under the New Plan and pursuant to other options previously granted is limited to the Number Reserved at the time of the grant. Any increase in the Number Reserved must be ratified by shareholders of the Company and cannot exceed 20% of the number of issued and outstanding. The options under the New Plan generally vest 25% immediately and 25% every six months from the date of issue, however, the directors may, at their discretion, specify a longer vesting period.

An aggregate of 3,166,000 stock options were granted under the New Plan, subject to the aforesaid approvals and further subject to a prohibition on exercise until shareholders' approval has been obtained.

If the New Plan is not approved by shareholders, the Rolling Plan will be reinstated and the number of options granted under the New Plan will be reduced such that the number of stock options outstanding does not exceed 10% of the issued and outstanding voting shares of the Company at the time of the shareholder's meeting.

Stock option transactions and the number of stock options outstanding are as follows:

| | Number of stock options | Weighted average exercise price ($) |
|---|---|---|
| Opening Balance | 3,045,000 | 0.16 |
| Options exercised | (200,000) | 0.001 |
| Options expired | (15,000) | 1.66 |
| Options granted | 3,986,000 | 0.88 |
| Ending balance | 6,816,000 | 0.58 |

## 8. STOCK OPTIONS AND CONTRIBUTED SURPLUS (continued)

Details of the stock options outstanding at September 30, 2007 were as follows:

| Value ($) | Exercisable Options | Number of Options | Exercise Price ($) | Expiry Date |
|---|---|---|---|---|
| - | 1,600,000 | 1,600,000 | 0.001 | March 14, 2010 |
| 76,906 | 310,000 | 310,000 | 0.50 | March 15, 2011 (1) |
| 4,962 | 20,000 | 20,000 | 0.50 | June 26, 2011 (1) |
| 49,237 | 300,000 | 300,000 | 0.50 | September 30, 2011 |
| 60,885 | 165,000 | 305,000 | 0.60 | April 26, 2012 |
| 32,824 | 200,000 | 200,000 | 0.25 | May 15, 2012 |
| 65,648 | 400,000 | 400,000 | 0.25 | May 18, 2012 |
| 143,910 | 390,000 | 465,000 | 0.60 | May 24, 2012 |
| 9,225 | 25,000 | 50,000 | 0.60 | June 22, 2012 |
| 463,028 | 791,500 | 3,166,000 | 0.95 | September 21, 2012 |
| 906,625 | 4,201,500 | 6,816,000 | | |

(1) During the Period, the expiry dates of these options were abridged by 2 years in order to conform with the policies of the TSX Venture Exchange

During the period the Company granted the following stock options to directors, officers, employees and consultants of the Company to purchase common shares at an average exercise price of $0.88 per share:

| Date | Number of options | Expiry |
|---|---|---|
| April 26, 2007 | 305,000 | April 26, 2012 |
| May 24, 2007 | 465,000 | May 24, 2012 |
| June 22, 2007 | 50,000 | June 22, 2012 |
| September 21, 2007 | 3,166,000 | September 21, 2012 |
| | 3,986,000 | |

Of the 3,986,000 stock options granted during the Period, 1,371,500 vested immediately upon grant, 240,000 will vest on December 31, 2007, 791,500 on March 21, 2008, September 21, 2008 and March 21, 2009.

The stock options were valued using the Black-Scholes option pricing model using the following assumptions; risk-free interest rate of 4.74%, volatility factor of 70%, dividend yield of 0% and an expected life of 5. The value assigned to the stock options was $2,154,690. During the period, $677,048 relating to vested stock options were charged to stock option compensation and credited to contributed surplus. The remaining $1,477,642 will be charged to stock option compensation when the options vest.

## 8. STOCK OPTIONS AND CONTRIBUTED SURPLUS (continued)

The following table reflects the continuity of contributed surplus:

| | | Amount |
|---|---|---|
| Balance, December 31, 2006 | $ | 229,577 |
| Stock compensation | | 677,048 |
| Balance, September 30, 2007 | $ | 906,625 |

## 9. SHARES TO BE ISSUED

Pursuant to the RTO agreement, the Company is obligated to issue 5,972,000 shares to common shareholders of Opel Inc. in exchange for their 5,972,000 Exchangeable Shares of Opel Inc. The net acquisition of Tandem has been apportioned as at the RTO date based on the number of shares issued including the reserve of 5,972,000 shares to be issued after giving effect to the 480,000 penalty shares that had accrued to the date of the RTO. The value ascribed to the 5,972,000 shares to be issued was $1,217,408.

On June 25, 2007, the Company issued 925,000 special warrants at a price of $0.40 per special warrant exercisable into 925,000 common shares of the Company. The special warrants maybe exercised at no additional cost to the investor for a period of 3 years, expiring June 25, 2010. The special warrants are valued at $370,000 and are included in shares to be issued.

## 10. PER SHARE AMOUNTS

| | Three Months Ended September 30, 2007 | Three Months Ended September 30, 2006 | Nine Months Ended September 30, 2007 | Nine Months Ended September 30, 2006 |
|---|---|---|---|---|
| Numerator | | | | |
| Net loss | **$(1,553,404)** | $ (374,665) | **$ (3,558,345)** | $ (1,478,062) |
| Denominator | | | | |
| Weighted average number of common shares outstanding | **31,936,702** | 9,480,021 | **30,936,634** | 9,480,021 |
| Weighted average number of common shares outstanding - diluted | **39,848,729** | 9,480,021 | **34,191,981** | 9,480,021 |
| Basic and diluted loss per share | **$ (0.05)** | $ (0.04) | **$ (0.12)** | $ (0.16) |

The denominator includes the 6,897,000 of shares to be issued (refer to note 9).

The effect of common share purchase options, warrants, broker warrants and shares to be issued on the net loss in 2007 and 2006 is not reflected as it is anti-dilutive.

## 11. LEASES

The Company has operating leases for office and research facilities. The lease for office facilities was entered into in 2006; the lease for the research facility was entered into in 2005 and amended in 2006.

Rent expense under these leases was $48,071 and $18,191 for the nine and three month periods ended September 30, 2007 and $20,700 and $6,900 for the same periods in 2006 respectively. Further, as of September 30, 2007, the remaining minimum annual rental payments to the lease expiration dates were:

| | |
|---|---|
| 2008 | $ 36,582 |
| 2009 | 32,592 |
| 2010 | 32,592 |
| 2011 | 20,370 |
| | $ 122,136 |

## 12. LICENSE AGREEMENT WITH RELATED PARTY

The Company has a license agreement with a related party (the University of Connecticut) for certain intellectual property (the "Intellectual Property"). The license agreement expires when the last patent included in the Intellectual Property expires or otherwise becomes invalid. Effective April 23, 2007, the Company paid $100,000 to convert the original license agreement into an irrevocable license. The amount paid will be amortized based on the greater of the units sold compared to the expected units to be sold under the license or the amount determined by the straight-line method over the estimated useful life of the license.

OPEL International Inc.
Suite 501, 121 Richmond Street West
Toronto, Ontario M5H 2K1
Phone: (416) 368-9411
Fax: (416) 861-0749

RECEIVED

# NEWS RELEASE

## OPEL International Prices Private Placement

**Toronto, December 5, 2007** – OPEL International Inc. (TSX-V:OPL), a leading global developer and supplier of concentrating photovoltaic panels, today announced that it has priced its previously announced brokered private placement of up to $25 million. Pursuant to the offering, the Company will issue and sell, on a best efforts basis, up to 16,666,667 units at an issue price of $1.50 per unit. Each unit will consist of one common share and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant being exercisable to acquire one common share of the Company at an exercise price of $1.90 per share for a period of two years following the closing of the offering.

The offering will be conducted through a syndicate of agents led by Raymond James Ltd. and including Clarus Securities Inc., Canaccord Adams Inc. and IBK Capital Corp. The closing of the offering is expected to occur on or about December 11, 2007.

The offering is subject to regulatory approvals including the approval of the TSX Venture Exchange. All securities issued pursuant to the offering will be subject to applicable statutory, exchange and regulatory hold periods.

### About OPEL

OPEL International Inc. designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity – at the least possible cost and greatest efficiency. A public company, OPEL trades on the TSX Venture Exchange. For more information about OPEL, please visit the company's website at www.opelinc.com.

**Dated: December 5th, 2007**

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance

Michel Lafrance, Secretary

**For inquiries please contact:**

Bill Blase or Cathy Loos
W.T. Blasé & Associates, Inc.
*Tel:* 212-221-1079
*Email:* info@wtblase.com

Michael C. McCoy, C.F.O
*Tel:* 203-612-2366 ext 2229
*Fax:* 203-944-0800 or 416-861-0749
*Email:* m.mccoy@opelinc.com

*The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

*Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to*

*differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.*

*This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.*

***NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.***

OPEL International Inc.
Suite 501, 121 Richmond Street West
Toronto, Ontario M5H 2K1
Phone: (416) 368-9411
Fax: (416) 861-0749



# NEWS RELEASE

## OPEL International Closes Private Placement

**Toronto, December 17, 2007** – OPEL International Inc. (TSX Venture:OPL) (the "Company"), a leading, global developer and supplier of concentrating photovoltaic panels, announced having closed its previously announced brokered private placement. A syndicate of agents led by Raymond James Ltd. and including Clarus Securities Inc., Canaccord Adams Inc. and IBK Capital Corp. (collectively the "Agents") acted as agents in respect of the issuance and sale of 15,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $22,500,000. Each unit is comprised of one common share and one-half of one common share-purchase warrant of the company, with each whole warrant entitling the holder to purchase one common share of the Company at $1.90 per share on or before December 13, 2009.

A cash commission of $1,575,000 was paid to the Agents and an aggregate of 1,500,000 compensation warrants were issued to the Agents. Each compensation warrant entitles the holder to purchase, on or before December 13, 2009, one unit of the Company at an exercise price of $1.90 per unit, each unit being comprised of one common share and one-half of one common share-purchase warrant, with each whole warrant entitling the holder to purchase one common share of the Company at $1.90 per share on or before December 13, 2009.

### About OPEL

OPEL International Inc. designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity – at the least possible cost and greatest efficiency. A public company, OPEL trades on the TSX Venture Exchange. For more information about OPEL, please visit the company's website at www.opelinc.com.

**Dated: December 17, 2007**

**ON BEHALF OF THE BOARD OF DIRECTORS**

Michel Lafrance

Michel Lafrance, Secretary

**For inquiries please contact:**

Bill Blase or Cathy Loos
W.T. Blasé & Associates, Inc.
*Tel:* 212-221-1079
*Email:* info@wtblase.com

Michael C. McCoy, C.F.O
*Tel:* 203-612-2366 ext 2229
*Fax:* 203-944-0800 or 416-861-0749
*Email:* m.mccoy@opelinc.com

*Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forwara-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicaole securities laws.*

*This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.*

***NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.***

# FORM 51-102F3

## MATERIAL CHANGE REPORT

**ITEM 1: NAME AND ADDRESS OF COMPANY**

OPEL International Inc.
formerly Tandem Resources Ltd. (the "Company")
121 Richmond Street West, Suite 501
Toronto, Ontario, M5H 2K1

**ITEM 2: DATE OF MATERIAL CHANGE**

December 13th, 2007

**ITEM 3: NEWS RELEASE**

December 17th, 2007

**ITEM 4: SUMMARY OF MATERIAL CHANGE**

The Company completed a private placement for gross proceeds of $22.5 million.

**ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE**

See attached News Releases dated December 17th, 2007.

**ITEM 6:** RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable

**ITEM 7: OMITTED INFORMATION**

No information has been omitted on the basis that it is confidential information

**ITEM 8: EXECUTIVE OFFICER**

Contact: Michel J. Lafrance, Secretary
Telephone: (416) 368-9411

**ITEM 9: DATE OF REPORT**

Dated at Toronto, Ontario, this 24th day of December, 2007

SCHEDULE "A"

OPEL International Inc.
Suite 501, 121 Richmond Street West
Toronto, Ontario M5H 2K1
Phone: (416) 368-9411
Fax: (416) 861-0749

# NEWS RELEASE

## OPEL International Closes Private Placement

**Toronto, December 17, 2007** – OPEL International Inc. (TSX Venture:OPL) (the "Company"), a leading, global developer and supplier of concentrating photovoltaic panels, announced having closed its previously announced brokered private placement. A syndicate of agents led by Raymond James Ltd. and including Clarus Securities Inc., Canaccord Adams Inc. and IBK Capital Corp. (collectively the "Agents") acted as agents in respect of the issuance and sale of 15,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $22,500,000. Each unit is comprised of one common share and one-half of one common share-purchase warrant of the company, with each whole warrant entitling the holder to purchase one common share of the Company at $1.90 per share on or before December 13, 2009.

A cash commission of $1,575,000 was paid to the Agents and an aggregate of 1,500,000 compensation warrants were issued to the Agents. Each compensation warrant entitles the holder to purchase, on or before December 13, 2009, one unit of the Company at an exercise price of $1.90 per unit, each unit being comprised of one common share and one-half of one common share-purchase warrant, with each whole warrant entitling the holder to purchase one common share of the Company at $1.90 per share on or before December 13, 2009.

**About OPEL**

OPEL International Inc. designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity – at the least possible cost and greatest efficiency. A public company, OPEL trades on the TSX Venture Exchange. For more information about OPEL, please visit the company's website at www.opelinc.com.

**Dated: December 17, 2007**

**ON BEHALF OF THE BOARD OF DIRECTORS**

Michel Lafrance

Michel Lafrance, Secretary

**For inquiries please contact:**

Bill Blase or Cathy Loos
W.T. Blasé & Associates, Inc.
*Tel:* 212-221-1079
*Email:* info@wtblase.com

Michael C. McCoy, C.F.O
*Tel:* 203-612-2366 ext 2229
*Fax:* 203-944-0800 or 416-861-0749
*Email:* m.mccoy@opelinc.com

*Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.*

*This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.*

***NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.***

OPEL International Inc.
Suite 501, 121 Richmond Street West
Toronto, Ontario M5H 2K1
Phone: (416) 368-9411
Fax: (416) 861-0749



# NEWS RELEASE

## OPEL International Appoints Dr. Javier Berrios as Vice President of Engineering

Toronto, ON, February 4, 2008 – OPEL International Inc. (TSXV: OPL), a manufacturer of state-of-the-art concentrating photovoltaic solar products designed to convert solar energy into electricity, today announced the appointment of Dr. Javier Berrios as Vice President of Engineering.

In commenting on the appointment, Bob Pico, OPEL's Chief Executive Officer said: « We are excited to have Javier's broad experience in developing and managing high tech projects and feel it will add greatly to the capabilities of our management team. His proven track record in successful startup environments will also be invaluable to the continued growth and success of our company. »

Dr. Berrios comes to OPEL International following two years as co-founder and Vice President of Engineering of Tego, Inc., a startup designer of next generation Radio Frequency Identification (RFID) UHF passive tags. Prior to his work at Tego, Inc., Dr. Berrios spent ten years at TranSwitch Corporation (Nasdaq-TXCC) a provider of high-speed semiconductors for voice, data and video communications, concentrating on product delivery, and engineering project management in the field of digital communications.

From 1997 to 1999, Dr. Berrios worked at PairGain Technologies (Nasdaq-PAIR) developing a Digital Subscriber Line Access Multiplexer (DSLAM) system. He earned a technology excellence award for the successful in-time implementation of a fast CellBus switching fabric that was the backbone for an ATM-based ADSL/HDSL multi-service system for central offices. Dr. Berrios received his BSEE from La Salle Bonanova (Spain), and his MSEE and PhD EE from Union College and Worcester Polytechnic Institute, respectively.

## About OPEL

OPEL's operations are headquartered in Shelton, CT. Its products are based on technology developed in cooperation with the University of Connecticut (Storrs, CT) and the Canadian National Research Centre (Ottawa, ON). A leader in gallium arsenide and solar photovoltaic technology, the Company has been awarded 21 patents and has 25 more patents pending.

OPEL designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity – at the least possible cost and greatest efficiency. A public company, OPEL trades on the TSX Venture Exchange under the symbol "OPL". For more information about OPEL, please visit the Company's website at www.opelinc.com.

**Dated: February 4, 2008**

**ON BEHALF OF THE BOARD OF DIRECTORS**

Michel Lafrance

Michel Lafrance, Secretary

**For inquiries please contact:**

| | |
|---|---|
| Bill Blase or Cathy Loos | Michael C. McCoy, C.F.O |
| W.T. Blase & Associates, Inc. | *Tel:* 203-612-2366 ext 2229 |
| *Tel:* 212-221-1079 | *Fax:* 203-944-0800 or 416-861-0749 |
| *Email:* info@wtblase.com | *Email.* m.mccoy@opelinc.com |

OPEL International Inc.
Suite 501, 121 Richmond Street West
Toronto, Ontario M5H 2K1
Phone: (416) 368-9411
Fax: (416) 861-0749



# NEWS RELEASE

## OPEL International Secures Solar Cell Supply with Boeing-Spectrolab

**Shelton, CT and Toronto, ON, March 26, 2008** – OPEL International Inc. (TSX-V:OPL) ("OPEL" or "the Company"), a manufacturer of state-of-the-art high concentration photovoltaic (HCPV) solar products, announced today that it has signed a five-year solar cell supply contract with Spectrolab, Inc., a Boeing Company.

Under the terms of the contract, OPEL will be placing individual incremental orders for solar cells every calendar year. To cover its initial HCPV production requirements, OPEL has placed an initial firm purchase order for 10 MW of high efficiency triple junction solar cells for delivery in 2008. Spectrolab has already started shipping product to OPEL to fulfill this order.

« This contract represents both a great opportunity and a minimization of risk for OPEL, » said Robert Pico, Chief Executive Officer of OPEL International. « With secure access to an adequate supply of Boeing-Spectrolab's superior solar cells, we have the necessary raw material to ensure we can deliver HCPV panels to customers for the foreseeable future. »

Used in conjunction with OPEL's concentrating PV technology, Spectrolab's triple junction cells are each capable of producing 15-17 watts, representing 37% efficiency, a rating significantly higher than that achieved with conventional silicon cells.

« We are very excited to enter into this contract with OPEL, » said Dr. Raed Sherif, General Manager, Terrestrial Photovoltaic Products for Spectrolab. « We realize the significant cost benefit that our high efficiency solar cells provide to our customers and we look forward to supplying OPEL and its customers with even better efficiency ratings, reaching 40% in 2010. »

About OPEL International
With operations headquartered in Shelton, CT, OPEL designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity – at the least possible cost and greatest efficiency. The Company's products are based on technology developed in cooperation with the University of Connecticut (Storrs, CT) and the Canadian National Research Centre (Ottawa, ON). A leader in gallium arsenide and solar photovoltaic technology, the Company has been awarded 23 patents and has 23 more patents pending. OPEL's common shares trade on the TSX Venture Exchange under the symbol "OPL". For more information about OPEL, please visit the Company's website at www.opelinc.com.

**Dated: March 26th, 2008**

**ON BEHALF OF THE BOARD OF DIRECTORS**

Michel Lafrance

Michel Lafrance, Secretary

**For further information**:

Michael McCoy
Chief Financial Officer
Tel: (203) 612-2366 Ext 2229
Email: m.mccoy@opelinc.com

Philip Koven
Investor Relations
Tel: (416) 447-4740 Ext 235
Email: invest@opelinc.com

*The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

*Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.*

*This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.*

OPEL International Inc.
Suite 501, 121 Richmond Street West
Toronto, Ontario M5H 2K1
Phone: (416) 368-94[illegible]1
Fax: (416) 861-0749



**OPEL International Inc. Retains Bryan Mills Iradesso**

**Toronto, ON - March 27, 2008** – OPEL International Inc. (TSX-V:OPL) (Frankfurt/Berlin: RI4) ("OPEL" or "the Company"), a manufacturer of state-of-the-art high concentration photovoltaic (HCPV) solar products, is pleased to announce that it has retained the services of Bryan Mills Iradesso ("BMIR") to help communicate its growth plans and results to the investment community.

BMIR is a full-service investor relations and corporate communications firm based in Toronto and Calgary. The TSX Venture Exchange requires that the details of the arrangement between OPEL and BMIR be disclosed.

BMIR previously worked with OPEL on the preparation of the Company's presentation to investors in connection with its December 2007 private placement. OPEL has now retained BMIR in a more proactive investor relations capacity starting in March, 2008, at a rate of $7,000 per month.

BMIR's mandate is to enhance OPEL's profile with existing and potential investors through news releases, web site enhancement, investor meetings and other investor materials. The contract can be terminated by either party with one month's notice after the initial three-month period. The key individual from BMIR who will work with OPEL is Vice President Philip Koven.

About OPEL International

With operations headquartered in Shelton, CT, OPEL designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity – at the least possible cost and greatest efficiency. The Company's products are based on technology developed in cooperation with the University of Connecticut (Storrs, CT) and the Canadian National Research Centre (Ottawa, ON). A leader in gallium arsenide and solar photovoltaic technology, the Company has been awarded 23 patents and has 23 more patents pending. OPEL's common shares trade on the TSX Venture Exchange under the symbol "OPL". For more information about OPEL, please visit the Company's website at www.opelinc.com.

**Dated: March 27, 2008**

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance

Michel Lafrance, Secretary

**For further information:**

Michael McCoy
Chief Financial Officer
Tel: (203) 612-2366 Ext 2229
Email: m.mccoy@opelinc.com

Philip Koven
Investor Relations
Tel: (416) 447-4740 Ext 235
Email: invest@opelinc.com

*The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

*Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.*

***NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.***

Source Marketwire
Date 10/01/2007
Time 09:46:17 AM



Company OPEL INTERNATIONAL INC.
Title OPEL Grants Options Under New Stock Option Plan

CDNX Symbol: OPL

Press Release

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: OPEL International Inc.

TSX VENTURE SYMBOL: OPL

October 1, 2007

OPEL Grants Options Under New Stock Option Plan

TORONTO, ONTARIO--(Marketwire - Oct. 1, 2007) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

OPEL International Inc. (the "Company") (TSX VENTURE:OPL) reports that on September 21st, 2007, the Directors of the Company approved a new 20% vesting stock option plan (the "New Plan") to replace the rolling 10% stock option plan (the "Old Plan") which had been in effect since May 4th, 2005. The New Plan is subject to approval of the TSX Venture Exchange ("TSXV") and the disinterested Shareholders of the Company at the next Annual General Meeting.

Under the Old Plan, the Company could from time to time grant options with no vesting provisions up to a limit of 10% of the issued and outstanding shares at the time of grant. Under the New Plan, the Company is required to reserve a number of shares (the "Number") eligible for granting under the New Plan, and has therefore reserved 18,200,000 shares, which Number needs to be approved by shareholders and cannot exceed 20% of the issued and outstanding shares at the

time of shareholders approval. The Shareholders approval will also be required to increase the Number in the future.

On September 21st, 2007, the Directors granted under the New Plan, subject to approval of the TSXV, an aggregate of 4,970,000 options to the Company's Directors, Officers, employees and consultants at an exercise price of CA$0.95 per share expiring on September 21st, 2012. Of these options, an aggregate of ?,100,000 were for the benefit of Directors. If the New Plan is not approved by either the TSXV or the disinterested shareholders of the Company, the number of options will be reduced to comply will the old Plan.

About OPEL

Opel designs, manufactures and markets high performance concentrating photovoltaic products to transform solar energy into electricity for worldwide application. Opel's high performance photovoltaic concentrating products generate up to 40% more kilowatt-hours than conventional fixed silicon solar panels, resulting in more cost effective electricity generated from the sun. Opel also expects to operate on premise generating facilities that provide customers with solar generated electricity at competive prices without the need of capital investments on the customers' part.

Significant customer activity has been generated in the US, Canada and Europe for Opel's concentrating products. Several different products have been developed in order to maximize the solar power output for customers depending on their location. Some of this design activity has been done in conjunction with the Canadian Photonics facility in Ottawa, which is part of, and on the campus of the Canadian National Research Centre.

Through the use of solar concentrating systems, the operating efficiency of the solar cell is increased while the cost per output watt of electricity is significantly reduced, particularly when compared to present fixed flat plate solar panel technology in silicon.

Opel is continuing its development at it's research facility located at the University of Connecticut (UCONN) of gallium arsenide based processes and semi-conductor microchip products having several potential major market applications with initial applications in infrared sensor arrays for security monitoring and imaging as well as applications with the unique combination of optical (lasers) and electronic control circuits on the same microchip for telecommunication applications such as Fiber To The Home ("FTTH"). Opel's Planar Opto-Electronic Technology ("POET") process development continues for these and other applications and is the subject of some 40 patents filed, of which 18 have been granted to date.

For more information on OPEL please visit the OPEL website at www.opelinc.com.

Dated: October 1st, 2007

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections

formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

- 30 -

CONTACT INFO:

OPEL International Inc.
Michael C. McCoy
C.F.O.
(203) 612-2366 ext 2244
Fax: (203) 944-0800 or (416) 861-0749
Email: m.mccoy@opelinc.com
Website: www.opelinc.com



INDUSTRY: Energy and Utilities - Alternative Energy
SUBJECT: STK - STOCK/OTHER MARKET NEWS

Source MARKET NEWS
Date 10/19/2007
Time 05:58:27 PM

RECEIVED

Company OPEL International Inc.
Title OPELF
OTC Security Listing Effective 10/19/2007

CDNX Symbol: OPL

Press Release

□[200/News Release]□OPL□V□OPEL INTERNATIONAL INC□OCT 19 2007 18:57 PM□OPELF
OTC Security Listing Effective 10/19/2007□□ --->@NEWS RELEASE□OPEL
INTERNATIONAL INC COMMON ("OPELF-C")
- OPELF OTC Security Listing Effective 10/19/2007

Opel Intl Inc Common (Canada) (OPELF) will be added effective
10/19/2007.

This information can be viewed at
http://www.otcbb.com/asp/dailylist_detail.asp?d=10/18/2007&mkt_ctg=NON-OTCBB
Tel: (301) 978-8095 OTCBB Hotline (NBB)

---



□071019I3+13+002013□□

Source Marketwire
Date 11/07/2007
Time 02:02:45 PM



Company OPEL INTERNATIONAL INC.
Title OPEL International Signs Exclusive Solar Tracker OEM Agreement

CDNX Symbol: OPL

Press Release

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: OPEL International Inc.

TSX VENTURE SYMBOL: OPL

November 7, 2007

OPEL International Signs Exclusive Solar Tracker OEM Agreement

TORONTO, ONTARIO--(Marketwire - Nov. 7, 2007) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

Opel International (TSX VENTURE:OPL), a leading, global developer and supplier of concentrating photovoltaic panels (CPVs), today announced it has entered into an exclusive agreement with FEiNA SCP to OEM and market FEiNA's full line of solar trackers in Canada, the United States, Mexico and Brazil.

The solar trackers designed by FEiNA provide an exceptionally high degree of accuracy in tracking the sun's movement and maximizing the performance of all types of solar panels. These solar trackers can be used in combination with both conventional silicon flat plate panels as well as with different types of CPVs.

In commenting on the announcement, Frank Middleton, Vice President of Marketing for Opel International, noted that "Opel has been using FEiNA trackers in

combination with its CPVs for the past year."

"When combined with OPEL's high efficiency CPVs, FEiNA's trackers provide one of the most cost-effective solutions for generating electricity from the sun," Middleton said. "Beside their accuracy and reliability, we have also found that FEiNA's trackers are easy to install and are virtually maintenance free." The use of standard solar trackers in combination with conventional silicon flat plate panels can increase the amount of energy out of those panels by as much as 40 percent, depending on the particular location of the panel. The FEiNA trackers range in capacity from a few hundred watts for roof top or small installations, to several thousand watts for solar farm applications.

"Our partnership with OPEL opens up great market potential for our products," Ignasi Sivilla, President of FEiNA, said. "OPEL's expertise in this market place also provides FEiNA with better insight into market needs. We're very excited and looking forward to continuing what has been a mutually beneficial relationship as the use of solar power continues to grow dramatically around the world."

About OPEL

OPEL International, Inc., designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. Used in industry and commercial applications globally, Opel's high performance concentrating photovoltaic products generate up to 40 percent more kilowatt-hours than conventional fixed solar panels.

A public company, Opel trades on the TSX Venture Exchange ("TSXV"). For more information about OPEL, please visit the company's website at www.opelinc.com.

About OPEL

OPEL International, Inc., designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. Used in industry and commercial applications globally, Opel's high performance concentrating photovoltaic products generate up to 40 percent more kilowatt-hours than conventional fixed solar panels.

A public company, Opel trades on the TSX Venture Exchange ("TSXV"). For more information about OPEL, please visit the company's website at www.opelinc.com.

About FEiNA

FEiNA SCP is dedicated to the design, engineering and marketing of renewable energy equipment. FEiNA's products are devices that follow the sun to obtain the best performance from solar power, together with electronic controls for solar thermal energy and the first solar panel anti-theft systems. FEiNA's philosophy is to offer reliable products at competitive prices, to reduce the cost of generating solar power, while contributing to the creation of a cleaner world.

FEiNA SCP is headquartered in Manresa, Barcelona and has been a leading producer of precision solar trackers for more than 10 years. For more information on FEiNA SCP, please visit the FEiNA web site at www.tracker.cat.

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

- 30 -

CONTACT INFO:

W.T. Blase & Associates, Inc.
Bill Blase or Cathy Loos
(212) 221-1079
Email: info@wtblase.com

or

Opel International Inc.
Michael C. McCoy
C.F.O.
(203) 612-2366 ext 2244
Fax: (203) 944-0800 or (416) 861-0749
Email: m.mccoy@opelinc.com
Website: www.opelinc.com

The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

INDUSTRY: Energy and Utilities - Alternative Energy
SUBJECT: BFC - BUSINESS CONTRACTS

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: OPEL International Inc.

TSX VENTURE SYMBOL: OPL

November 7, 2007

OPEL International Signs Exclusive Solar Tracker OEM Agreement

TORONTO, ONTARIO--(Marketwire - Nov. 7, 2007) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

Opel International (TSX VENTURE:OPL), a leading, global developer and supplier of concentrating photovoltaic panels (CPVs), today announced it has entered into an exclusive agreement with FEiNA SCP to OEM and market FEiNA's full line of solar trackers in Canada, the United States, Mexico and Brazil.

The solar trackers designed by FEiNA provide an exceptionally high degree of accuracy in tracking the sun's movement and maximizing the performance of all types of solar panels. These solar trackers can be used in combination with both conventional silicon flat plate panels as well as with different types of CPVs.

In commenting on the announcement, Frank Middleton, Vice President of Marketing for Opel International, noted that "Opel has been using FEiNA trackers in combination with its CPVs for the past year."

"When combined with OPEL's high efficiency CPVs, FEiNA's trackers provide one of the most cost-effective solutions for generating electricity from the sun," Middleton said. "Beside their accuracy and reliability, we have also found that FEiNA's trackers are easy to install and are virtually maintenance free."
The use of standard solar trackers in combination with conventional silicon flat plate panels can increase the amount of energy out of those panels by as much as 40 percent, depending on the particular location of the panel. The FEiNA trackers range in capacity from a few hundred watts for roof top or small installations, to several thousand watts for solar farm applications.

"Our partnership with OPEL opens up great market potential for our products," Ignasi Sivilla, President of FEiNA, said. "OPEL's expertise in this market place also provides FEiNA with better insight into market needs. We're very excited and looking forward to continuing what has been a mutually beneficial relationship as the use of solar power continues to grow dramatically around the world."

About OPEL

OPEL International, Inc., designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. Used in industry and commercial applications globally, Opel's high performance concentrating photovoltaic products generate up to 40 percent more kilowatt-hours than conventional fixed solar panels.

A public company, Opel trades on the TSX Venture Exchange ("TSXV"). For more information about OPEL, please visit the company's website at www.opelinc.com.

About OPEL

OPEL International, Inc., designs, manufactures and markets innovative,

state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. Used in industry and commercial applications globally, Opel's high performance concentrating photovoltaic products generate up to 40 percent more kilowatt-hours than conventional fixed solar panels.

A public company, Opel trades on the TSX Venture Exchange ("TSXV"). For more information about OPEL, please visit the company's website at www.opelinc.com.

About FEiNA

FEiNA SCP is dedicated to the design, engineering and marketing of renewable energy equipment. FEiNA's products are devices that follow the sun to obtain the best performance from solar power, together with electronic controls for solar thermal energy and the first solar panel anti-theft systems. FEiNA's philosophy is to offer reliable products at competitive prices, to reduce the cost of generating solar power, while contributing to the creation of a cleaner world.

FEiNA SCP is headquartered in Manresa, Barcelona and has been a leading producer of precision solar trackers for more than 10 years. For more information on FEiNA SCP, please visit the FEiNA web site at www.tracker.cat.

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

\- 30 -

CONTACT INFO:

W.T. Blase & Associates, Inc.
Bill Blase or Cathy Loos
(212) 221-1079
Email: info@wtblase.com

or

Opel International Inc.
Michael C. McCoy
C.F.O.
(203) 612-2366 ext 2244
Fax: (203) 944-0800 or (416) 861-3749
Email: m.mccoy@opelinc.com
Website: www.opelinc.com



INDUSTRY: Energy and Utilities - Alternative Energy
SUBJECT: BFC - BUSINESS CONTRACTS

Source MARKET NEWS
Date 11/08/2007
Time 02:09:43 AM

RECEIVED

Company OPEL International Inc.
Title Signs
Exclusive Solar Tracker OEM Agreement

CDNX Symbol: OPL

Press Release

□[200/News Release]□OPL□V□OPEL INTERNATIONAL INC□NOV 08 2007 02:07 AM□Signs Exclusive Solar Tracker OEM Agreement□□ --->@NEWS RELEASE□OPEL INTERNATIONAL INC ("OPL-V")
- Signs Exclusive Solar Tracker OEM Agreement

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

Opel International, a leading, global developer and supplier of concentrating photovoltaic panels (CPVs), announced it has entered into an exclusive agreement with FEiNA SCP to OEM and market FEiNA's full line of solar trackers in Canada, the United States, Mexico and Brazil.

The solar trackers designed by FEiNA provide an exceptionally high degree of accuracy in tracking the sun's movement and maximizing the performance of all types of solar panels. These solar trackers can be used in combination with both conventional silicon flat plate panels as well as with different types of CPVs.

In commenting on the announcement, Frank Middleton, Vice President of Marketing for Opel International, noted that "Opel has been using FEiNA trackers in combination with its CPVs for the past year."

"When combined with OPEL's high efficiency CPVs, FEiNA's trackers provide one of the most cost-effective solutions for generating electricity from the sun," Middleton said. "Beside their accuracy and reliability, we have also found that FEiNA's trackers are easy to install and are virtually maintenance free."

The use of standard solar trackers in combination with conventional silicon flat plate panels can increase the amount of energy out of those panels by as much as 40 percent, depending on the particular location of the panel. The FEiNA trackers range in capacity from a few hundred watts for roof top or small installations, to several thousand watts for solar farm applications.

"Our partnership with OPEL opens up great market potential for our products," Ignasi Sivilla, President of FEiNA, said. "OPEL's expertise in this market place also provides FEiNA with better insight into market needs. We're very excited and lookirg forward to continuing what has been a mutually beneficial relationship as the use of solar power continues to grow dramatically around the world."

About OPEL

OPEL International, Inc., designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. Used in industry and commercial applications globally, Opel's high performance concentrating photovoltaic products generate up to 40 percent more kilowatt-hours than conventional fixed solar panels.

A public company, Opel trades on the TSX Venture Exchange ("TSXV"). For more information about OPEL, please visit the company's website at www.opelinc.com.

About OPEL

OPEL International, Inc., designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. Used in industry and commercial applications globally, Opel's high performance concentrating photovoltaic products generate up to 40 percent more kilowatt-hours than conventional fixed solar panels.

A public company, Opel trades on the TSX Venture Exchange ("TSXV"). For more information about OPEL, please visit the company's website at www.opelinc.com.

About FEiNA

FEiNA SCP is dedicated to the design, engineering and marketing of renewable energy equipment. FEiNA's products are devices that follow the sun to obtain the best performance from solar power, together with electronic controls for solar thermal energy and the first solar panel anti-theft systems. FEiNA's philosophy is to offer reliable products at competitive prices, to reduce the cost of generating solar power, while contributing to the creation of a cleaner world.

FEiNA SCP is headquartered in Manresa, Barcelona and has been a leading producer of precision solar trackers for more than 10 years. For more information on FEiNA SCP, please visit the FEiNA web site at www.tracker.cat.

ON BEHALF OF THE BOARD OF DIRECTORS
Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Capitalization Report for Opel International Inc
Shares Issued: 35327052
Shares Escrow: 2395418

TSX Venture closing price for Opel Internationa
Date: 2007/11/05
Closing Price: 2.200

TEL: (212) 221-1079 Bill Blase or Cathy Loos
W.T. Blase & Associates, Inc.
EMAIL: info@wtblase.com

TEL: (203) 612-2366 x2244 Michael C. McCoy, CFO
Opel International Inc.
TEL: (203) 944-0800
FAX: (416) 861-0749
EMAIL: m.mccoy@opelinc.com
INTERNET: www.opelinc.com

---



□(71108SF+3+000057□□

Source Marketwire
Date 11/13/2007
Time 07:51:08 AM



Company OPEL INTERNATIONAL INC.
Title OPEL International Announces Private Placement

CDNX Symbol: OPL

Press Release

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: OPEL International Inc.

TSX VENTURE SYMBOL: OPL

November 13, 2007

OPEL International Announces Private Placement

TORONTO, ONTARIO--(Marketwire - Nov. 13, 2007) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

OPEL International Inc. (TSX VENTURE:OPL)(the "Company") a leading, global developer and supplier of concentrating photovoltaic panels, today announced that it intends to raise up to $25 million in a brokered "best efforts" private placement of units. Each Unit will be comprised of one common share and one-half of one common share purchase warrant of the Company, with each whole Warrant entitling the holder to purchase one common share of the Company for a period of two years following the closing of the offering.

A syndicate led by Raymond James Ltd. and including Clarus Securities Inc., Canaccord Adams Inc. and IBK Capital Corp. will act as agents in respect of the offering.

The offering is subject to regulatory approvals including the approval of the

TSX Venture Exchange. All securities issued pursuant to the offering will be subject to applicable statutory, exchange and regulatory hold periods. The offering is expected to close on or about December 11, 2007.

About OPEL

OPEL International, Inc. designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. A public company, OPEL trades on the TSX Ventures Exchange. For more information on OPEL please visit the OPEL website at www.opelinc.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

\- 30 -

CONTACT INFO:

W.T. Blasé & Associates, Inc.
Bill Blase or Cathy Loos
(212) 221-1079
Email: info@wtblase.com

or

OPEL International Inc.
Michael C. McCoy
C.F.O
(203) 612-2366 ext 2229
Fax: (203) 944-0800 or (416) 861-0749
Email: m.mccoy@opelinc.com
Website: www.opelinc.com

The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

INDUSTRY: Energy and Utilities - Alternative Energy
SUBJECT: FNC - FINANCING AGREEMENTS

Source MARKET NEWS
Date 11/15/2007
Time 11:41:35 AM

RECEIVED
23 P 2:

Company OPEL International Inc.
Title Solar
Field Installation in the Czech Republic

CDNX Symbol: OPL

Press Release

OPEL INTERNATIONAL INC ("OPL-V")
- Solar Field Installation in the Czech Republic

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

OPEL International Inc., a leading, global developer and supplier of high efficiency concentrating photovoltaic (CPV) panels , today announced that it has entered into an agreement with ENERGY 21 for a series of installations of OPEL's state-of-the-art CPV panels in Central Europe.

Under the terms of the agreement, ENERGY 21 will install progressively larger systems in the Czech Republic leading to the installation of its first large solar farm in 2008 and 2009. The systems will use OPEL's Mk-I high concentration CPVs in combination with FEiNA's solar trackers that OPEL will supply under the provisions of its OEM agreement with FEiNA.

"We are very excited about this opportunity to deliver our products into service in Europe, especially with a company with the technology vision that ENERGY 21 has," said Frank Middleton, Vice President of Marketing for OPEL International. "With the price of crude oil reaching record levels, solar energy continues to be an increasingly attractive, and competitively priced renewable energy resource."

ENERGY 21 and OPEL have been working together for several months evaluating ENERGY 21's requirements for photovoltaic systems and concluded that OPEL's Mk-I CPV represented the best possible alternative in terms of

efficiency and economics for this market.

"After extensive research of the available solutions in the market place, we concluded that the Mk-I had the necessary leading edge technology we were looking for to support our implementation of solar fields in Central Europe," said Tomas Buzrla, CEO of ENERGY 21.

About OPEL

OPEL International Inc. designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. A public company, Opel trades on the Toronto Venture Exchange. For more information about OPEL, please visit the company's website at www.opelinc.com.

About ENERGY 21

ENERGY 21 focuses on the building and operating of solar photovoltaic power plants. In 2007, ENERGY 21 is carrying out three solar photovoltaic projects with a total output of 2.5 MW (megawatts) in the Czech Republic. In 2008, the company plans to build solar photovoltaic projects totaling 60MW (megawatts) within Central Europe. For more information about ENERGY 21, please visit the company's website at www.energy21.cz

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Capitalization Report for Opel International Inc
Shares Issued: 35327052
Shares Escrow: 2395418

TSX Venture closing price for Opel Internationa

Date: 2007/11/14
Closing Price: 1.990

TEL: (212) 221-1079 W.T. Blase & Associates, Inc.
Bill Blase or Cathy Loos
Email: info@wtblase.com

TEL: (203) 612-2366 ext 2229 OPEL International Inc.
FAX: (203) 944-0800 or (416) 861-0749 Michael C. McCoy, C.F.O
Email: m.mccoy@opelinc.com
Website: www.opelinc.com

---



□071115K0+4+000243□□

□[200/News Release]□OPL□V□OPEL INTERNATIONAL INC□NOV 15 2007 05:39 AM□Solar Field Installation in the Czech Republic□□ --->@NEWS RELEASE□
OPEL INTERNATIONAL INC ("OPL-V")
- Solar Field Installation in the Czech Republic

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

OPEL International Inc., a leading, global developer and supplier of high efficiency concentrating photovoltaic (CPV) panels , today announced that it has entered into an agreement with ENERGY 21 for a series of installations of OPEL's state-of-the-art CPV panels in Central Europe.

Under the terms of the agreement, ENERGY 21 will install progressively larger systems in the Czech Republic leading to the installation of its first large solar farm in 2008 and 2009. The systems will use OPEL's Mk-I high concentration CPVs in combination with FEiNA's solar trackers that OPEL will supply under the provisions of its OEM agreement with FEiNA.

"We are very excited about this opportunity to deliver our products into service in Europe, especially with a company with the technology vision that ENERGY 21 has," said Frank Middleton, Vice President of Marketing for OPEL International. "With the price of crude oil reaching record levels, solar energy continues to be an increasingly attractive, and competitively priced renewable energy resource."

ENERGY 21 and OPEL have been working together for several months evaluating ENERGY 21's requirements for photovoltaic systems and concluded that OPEL's Mk-I CPV represented the best possible alternative in terms of efficiency and economics for this market.

"After extensive research of the available solutions in the market place, we concluded that the Mk-I had the necessary leading edge technology we were looking for to support our implementation of solar fields in Central Europe," said Tomas Buzrla, CEO of ENERGY 21.

About OPEL

OPEL International Inc. designs, manufactures and markets innovative,

state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. A public company, Opel trades on the Toronto Venture Exchange. For more information about OPEL, please visit the company's website at www.opelinc.com.

About ENERGY 21

ENERGY 21 focuses on the building and operating of solar photovoltaic power plants. In 2007, ENERGY 21 is carrying out three solar photovoltaic projects with a total output of 2.5 MW (megawatts) in the Czech Republic. In 2008, the company plans to build solar photovoltaic projects totaling 60MW (megawatts) within Central Europe. For more information about ENERGY 21, please visit the company's website at www.energy21.cz

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Capitalization Report for Opel International Inc
Shares Issued: 35327052
Shares Escrow: 2395418

TSX Venture closing price for Opel Internationa
Date: 2007/11/14
Closing Price: 1.990

TEL: (212) 221-1079 W.T. Blase & Associates, Inc.
Bill Blase or Cathy Loos
Email: info@wtblase.com

TEL: (203) 612-2366 ext 2229 OPEL International Inc.
FAX: (203) 944-0800 or (416) 861-0749 Michael C. McCoy, C.F.O
Email: m.mccoy@opelinc.com

Website: www.opelinc.com



□0' 1115K0+4+000243□□

Source Marketwire
Date 11/15/2007
Time 04:30:32 AM

Company OPEL INTERNATIONAL INC.
Title OPEL International Announces Solar Field Installation in the Czech Republic

CDNX Symbol: OPL

Press Release

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: OPEL International Inc.

TSX VENTURE SYMBOL: OPL

November 15, 2007

OPEL International Announces Solar Field Installation in the Czech Republic

TORONTO, ONTARIO--(Marketwire - Nov. 15, 2007) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

OPEL International Inc. (TSX VENTURE:OPL), a leading, global developer and supplier of high efficiency concentrating photovoltaic (CPV) panels , today announced that it has entered into an agreement with ENERGY 21 for a series of installations of OPEL's state-of-the-art CPV panels in Central Europe.

Under the terms of the agreement, ENERGY 21 will install progressively larger systems in the Czech Republic leading to the installation of its first large solar farm in 2008 and 2009. The systems will use OPEL's Mk-I high concentration CPVs in combination with FEiNA's solar trackers that OPEL will supply under the provisions of its OEM agreement with FEiNA.

"We are very excited about this opportunity to deliver our products into

service in Europe, especially with a company with the technology vision that ENERGY 21 has," said Frank Middleton, Vice President of Marketing for OPEL International. "With the price of crude oil reaching record levels, solar energy continues to be an increasingly attractive, and competitively priced renewable energy resource."

ENERGY 21 and OPEL have been working together for several months evaluating ENERGY 21's requirements for photovoltaic systems and concluded that OPEL's Mk-I CPV represented the best possible alternative in terms of efficiency and economics for this market.

"After extensive research of the available solutions in the market place, we concluded that the Mk-I had the necessary leading edge technology we were looking for to support our implementation of solar fields in Central Europe," said Tomas Buzrla, CEO of ENERGY 21.

About OPEL

OPEL International Inc. designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. A public company, Opel trades on the Toronto Venture Exchange. For more information about OPEL, please visit the company's website at www.opelinc.com.

About ENERGY 21

ENERGY 21 focuses on the building and operating of solar photovoltaic power plants. In 2007, ENERGY 21 is carrying out three solar photovoltaic projects with a total output of 2.5 MW (megawatts) in the Czech Republic. In 2008, the company plans to build solar photovoltaic projects totaling 60MW (megawatts) within Central Europe. For more information about ENERGY 21, please visit the company's website at www.energy21.cz

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

- 30 -

CONTACT INFO:

W.T. Blase & Associates, Inc.
Bill Blase or Cathy Loos
(212) 221-1079
Email: info@wtblase.com

or

OPEL International Inc.
Michael C. McCoy
C.F.O
(203) 612-2366 ext 2229
Fax: (203) 944-0800 or (416) 861-0749
Email: m.mccoy@opelinc.com
Website: www.opelinc.com



INDUSTRY: Energy and Utilities - Alternative Energy
SUBJECT: BFC - BUSINESS CONTRACTS

Source Marketwire
Date 12/05/2007
Time 06:33:53 AM



Company OPEL INTERNATIONAL INC.
Title OPEL International Prices Private Placement

CDNX Symbol: OPL

Press Release

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: OPEL International Inc.

TSX VENTURE SYMBOL: OPL

December 5, 2007

OPEL International Prices Private Placement

TORONTO, ONTARIO--(Marketwire - Dec. 5, 2007) -

NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OPEL International Inc. (TSX VENTURE:OPL), a leading global developer and supplier of concentrating photovoltaic panels, today announced that it has priced its previously announced brokered private placement of up to $25 million. Pursuant to the offering, the Company will issue and sell, on a best efforts basis, up to 16,666,667 units at an issue price of $1.50 per unit. Each unit will consist of one common share and one-half of one common share purchase warrant of the Company, with each whole common share purchase warrant being exercisable to acquire one common share of the Company at an exercise price of $1.90 per share for a period of two years following the closing of the offering.

The offering will be conducted through a syndicate of agents led by Raymond James Ltd. and including Clarus Securities Inc., Canaccord Adams Inc. and IBK

Capital Corp. The closing of the offering is expected to occur on or about December 13, 2007.

The offering is subject to regulatory approvals including the approval of the TSX Venture Exchange. All securities issued pursuant to the offering will be subject to applicable statutory, exchange and regulatory hold periods.

About OPEL

OPEL International Inc. designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. A public company, OPEL trades on the TSX Venture Exchange. For more information about OPEL, please visit the company's website at www.opelinc.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities of OPEL in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available.

- 30 -

CONTACT INFO:

OPEL International Inc.
Michael C. McCoy
C.E.O.
(203) 612-2366 ext 2229
Fax: (203) 944-0800 or (416) 861-0749
Email: m.mccoy@opelinc.com
Website: www.opelinc.com

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

INDUSTRY: Manufacturing and Production - Mining and Metals
SUBJECT: FNC - FINANCING AGREEMENTS

Source MARKET NEWS
Date 12/17/2007
Time 05:40:11 AM

RECEIVED

Company OPEL International Inc.
Title Closes Private Placement

CDNX Symbol: OPL

Press Release

Closes Private Placement□□ --->@NEWS RELEASE□OPEL INTERNATIONAL INC ("OPL-V") - Closes Private Placement

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

OPEL International Inc. (the "Company"), a leading, global developer and supplier of concentrating photovoltaic panels, announced having closed its previously announced brokered private placement. A syndicate of agents led by Raymond James Ltd. and including Clarus Securities Inc., Canaccord Adams Inc. and IBK Capital Corp. (collectively the "Agents") acted as agents in respect of the issuance and sale of 15,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $22,500,000. Each unit is comprised of one common share and one-half of one common share-purchase warrant of the company, with each whole warrant entitling the holder to purchase one common share of the Company at $1.90 per share on or before December 13, 2009.

A cash commission of $1,575,000 was paid to the Agents and an aggregate of 1,500,000 compensation warrants were issued to the Agents. Each compensation warrant entitles the holder to purchase, on or before December 13, 2009, one unit of the Company at an exercise price of $1.90 per unit, each unit being comprised of one common share and one-half of one common share-purchase warrant, with each whole warrant entitling the holder to purchase one common share of the Company at $1.90 per share on or before December 13, 2009.

About OPEL

OPEL International Inc. designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. A public company, OPEL trades on the TSX Venture Exchange. For more information about OPEL, please visit the company's website at www.opelinc.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Capitalization Report for Opel International Inc
Shares Issued: 35327052
Shares Escrow: 2395418

TSX Venture closing price for Opel International
Date: 2007/12/14
Closing Price: 1.500

TEL: (212) 221-1079 W.T. Blase & Associates, Inc.
Bill Blase or Cathy Loos
Email: info@wtblase.com

TEL: (203) 612-2366 ext 2229 OPEL International Inc.
FAX: (203) 944-0800 Michael C. McCoy, C.F.O
FAX: (416) 861-0749
Email: m.mccoy@opelinc.com
Website: www.opelinc.com

□0''1217EC+4+000547□□

Source Marketwire
Date 12/17/2007
Time 05:01:09 AM

Company OPEL INTERNATIONAL INC.
Title OPEL International Closes Private Placement



CDNX Symbol: OPL

Press Release

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: OPEL International Inc.

TSX VENTURE SYMBOL: OPL

December 17, 2007

OPEL International Closes Private Placement

TORONTO, ONTARIO--(Marketwire - Dec. 17, 2007) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

OPEL International Inc. (TSX VENTURE:OPL) (the "Company"), a leading, global developer and supplier of concentrating photovoltaic panels, announced having closed its previously announced brokered private placement. A syndicate of agents led by Raymond James Ltd. and including Clarus Securities Inc., Canaccord Adams Inc. and IBK Capital Corp. (collectively the "Agents") acted as agents in respect of the issuance and sale of 15,000,000 units at a price of $1.50 per unit for gross proceeds to the Company of $22,500,000. Each unit is comprised of one common share and one-half of one common share-purchase warrant of the company, with each whole warrant entitling the holder to purchase one common share of the Company at $1 90 per share on or before December 13, 2009.

A cash commission of $1,575,000 was paid to the Agents and an aggregate of 1,500,000 compensation warrants were issued to the Agents. Each compensation

warrant entitles the holder to purchase, on or before December 13, 2009, one unit of the Company at an exercise price of $1.90 per unit, each unit being comprised of one common share and one-half of one common share-purchase warrant, with each whole warrant entitling the holder to purchase one common share of the Company at $1.90 per share on or before December 13, 2009.

About OPEL

OPEL International Inc. designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. A public company, OPEL trades on the TSX Venture Exchange. For more information about OPEL, please visit the company's website at www.opelinc.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

\- 30 -

CONTACT INFO:

W.T. Blase & Associates, Inc.
Bill Blase or Cathy Loos
(212) 221-1079
Email: info@wtblase.com

or

OPEL International Inc.
Michael C. McCoy
C.F.O
(203) 612-2366 ext 2229
Fax: (203) 944-0800 or (416) 861-0749
Email: m.mccoy@opelinc.com
Website: www.opelinc.com

The TSXV has not reviewed and does not accept responsibility for the adequacy

or accuracy of this release.

INDUSTRY: Energy and Utilities - Alternative Energy ,
SUBJECT: FNC - FINANCING AGREEMENTS

Source MARKET NEWS
Date 12/24/2007
Time 05:47:58 AM

Company OPEL International Inc.
Title Private Placement Brokered

CDNX Symbol: OPL

Press Release

Private Placement Brokered□□ --->@NEWS RELEASE□OPEL INTERNATIONAL INC. ("OPL") - Private Placement-Brokered

TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced December 5, 2007:

Number of Shares: 15,000,000 shares

Purchase Price: $1.50 per share

Warrants: 7,500,000 share purchase warrants to purchase 7,500,000 shares

Warrant Exercise Price: $1.90 until December 13, 2009

Number of Placees: 80 placees

Insider / Pro Group Participation:

| Name | Insider=Y / ProGroup=P / | # of Shares |
|---|---|---|
| Floyd Weiner | P | 10,000 |
| Valerie Westcott | P | 12,500 |
| Michael Westcott | P | 12,500 |
| Jonathan Greer | P | 5,000 |
| Robert Mills | P | 10,000 |
| Scot Atkinson | P | 5,000 |

| | | |
|---|---|---|
| Luc Mageau | P | 2,000 |
| Graham Fell | P | 25,000 |
| Martha McDonald | P | 20,000 |
| Andrew De Courcy-Ireland | P | 12,500 |
| Peter M. Brown | P | 200,000 |
| Ian Haar | P | 13,000 |
| Robert Hannah | P | 20,000 |
| David McLeish | P | 25,000 |
| Hugh Jackson | P | 15,000 |
| Seboco 1985 Limited | P | 20,000 |
| Wayne White | P | 50,000 |
| Sal Masionis | P | 25,000 |
| Raymond James Ltd. | P | 453,800 |

Agent's Fee:
An aggregate of $1,575,000 and 1,500,000 compensation warrants payable to Raymond James Ltd., Clarus Securities Inc., Canaccord Adams Inc., and IBK Capital Corp. Each compensation warrant is exercisable into one unit at a price of $1.90 until December 13, 2009. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $1.90 until December 13, 2009.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company has issued a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s).

---



□0"1224K2+41+000201□□

Source Marketwire
Date 02/04/2008
Time 05:35:55 AM

Company OPEL INTERNATIONAL INC.
Title OPEL International Appoints Dr. Javier Berrios as Vice President of Engineering

CDNX Symbol: OPL



Press Release

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: OPEL International Inc.

TSX VENTURE SYMBOL: OPL

February 4, 2008

OPEL International Appoints Dr. Javier Berrios as Vice President of Engineering

TORONTO, ONTARIO--(Marketwire - Feb. 4, 2008) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

OPEL International Inc. (TSX VENTURE:OPL), a manufacturer of state-of-the-art concentrating photovoltaic solar products designed to convert solar energy into electricity, today announced the appointment of Dr. Javier Berrios as Vice President of Engineering.

In commenting on the appointment, Bob Pico, OPEL's Chief Executive Officer said: "We are excited to have Javier's broad experience in developing and managing high tech projects and feel it will add greatly to the capabilities of our management team. His proven track record in successful startup environments will also be invaluable to the continued growth and success of our company."

Dr. Berrios comes to OPEL International following two years as co-founder and

Vice President of Engineering of Tego, Inc., a startup designer of next generation Radio Frequency Identification (RFID) UHF passive tags. Prior to his work at Tego, Inc., Dr. Berrios spent ten years at TranSwitch Corporation (NASDAQ:TXCC) a provider of high-speed semiconductors for voice, data and video communications, concentrating on product delivery, and engineering project management in the field of digital communications.

From 1997 to 1999, Dr. Berrios worked at PairGain Technologies (NASDAQ:PAIR) developing a Digital Subscriber Line Access Multiplexer (DSLAM) system. He earned a technology excellence award for the successful in-time implementation of a fast CellBus switching fabric that was the backbone for an ATM-based ADSL/HDSL multi-service system for central offices. Dr. Berrios received his BSEE from La Salle Bonanova (Spain), and his MSEE and PhD EE from Union College and Worcester Polytechnic Institute, respectively.

About OPEL

OPEL's operations are headquartered in Shelton, CT. Its products are based on technology developed in cooperation with the University of Connecticut (Storrs, CT) and the Canadian National Research Centre (Ottawa, ON). A leader in gallium arsenide and solar photovoltaic technology, the Company has been awarded 21 patents and has 25 more patents pending.

OPEL designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. A public company, OPEL trades on the TSX Venture Exchange under the symbol "OPL". For more information about OPEL, please visit the Company's website at www.opelinc.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Michel Lafrance, Secretary

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

- 30 -

CONTACT INFO:

W.T. Blase & Associates, Inc.

Bill Blase or Cathy Loos
(212) 221-1079
Email: info@wtblase.com

or

OPEL International Inc.
Michael C. McCoy
C.F.O.
(203) 612-2366 ext 2229
Fax: (203) 944-0800 or (416) 861-0749
Email: m.mccoy@opelinc.com
Website: www.opelinc.com



INDUSTRY: Energy and Utilities - Alternative Energy
SUBJECT: PER - PERSONNEL ANNOUNCEMENTS

Source MARKET NEWS
Date 03/26/2008
Time 04:40:47 AM



Company OPEL International Inc.
Title Opel
Secures Solar Cell Supply with Boeing Spect

CDNX Symbol: OPL

Press Release

OPEL INTERNATIONAL INC ("OPL-V")
BOEING COMPANY ("BA-N")
- Opel Secures Solar Cell Supply with Boeing-Spectrolab

OPEL International Inc. ("OPEL" or "the Company"), a manufacturer of state-of-the-art high concentration photovoltaic (HCPV) solar products, announced that it has signed a five-year solar cell supply contract with Spectrolab, Inc., a Boeing Company.

Under the terms of the contract, OPEL will be placing individual incremental orders for solar cells every calendar year. To cover its initial HCPV production requirements, OPEL has placed an initial firm purchase order for 10 MW of high efficiency triple junction solar cells for delivery in 2008. Spectrolab has already started shipping product to OPEL to fulfill this order.

"This contract represents both a great opportunity and a minimization of risk for OPEL," said Robert Pico, Chief Executive Officer of OPEL International. "With secure access to an adequate supply of Boeing-Spectrolab's superior solar cells, we have the necessary raw material to ensure we can deliver HCPV panels to customers for the foreseeable future."

Used in conjunction with OPEL's concentrating PV technology, Spectrolab's triple junction cells are each capable of producing 15-17 watts, representing 37% efficiency, a rating significantly higher than that achieved with conventional silicon cells.

"We are very excited to enter into this contract with OPEL," said Dr. Raed Sherif, General Manager, Terrestrial Photovoltaic Products for Spectrolab. "We realize the significant cost benefit that our high efficiency solar cells provide to our customers and we look forward to supplying OPEL and its customers with even better efficiency ratings, reaching 40% in 2010."

About OPEL International

With operations headquartered in Shelton, CT, OPEL designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. The Company's products are based on technology developed in cooperation with the University of Connecticut (Storrs, CT) and the Canadian National Research Centre (Ottawa, ON). A leader in gallium arsenide and solar photovoltaic technology, the Company has been awarded 23 patents and has 23 more patents pending. OPEL's common shares trade on the TSX Venture Exchange under the symbol "OPL". For more information about OPEL, please visit the Company's website at www.opelinc.com.

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States. The Company's securities have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to any U.S. Person unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Capitalization Report for Opel International Inc
Shares Issued: 53126167
Shares Escrow: 2395418

TSX Venture closing price for Opel Internationa
Date: 2008/03/25
Closing Price: 1.140

TEL: (203) 612-2366 Ext 2229 Michael McCoy, CFP
Email: m.mccoy@opelinc.com Opel International Inc

□080326AF+4+000288□□

Source MARKET NEWS
Date 03/28/2008
Time 01:18:56 AM



Company OPEL International Inc.
Title Retains
Bryan Mills Iradesso

CDNX Symbol: OPL

Press Release

OPEL INTERNATIONAL INC ("OPL-V")
- Retains Bryan Mills Iradesso

OPEL International Inc. ("OPEL" or "the Company"), a manufacturer of state-of-the-art high concentration photovoltaic (HCPV) solar products, is pleased to announce that it has retained the services of Bryan Mills Iradesso ("BMIR") to help communicate its growth plans and results to the investment community.

BMIR is a full-service investor relations and corporate communications firm based in Toronto and Calgary. The TSX Venture Exchange requires that the details of the arrangement between OPEL and BMIR be disclosed.

BMIR previously worked with OPEL on the preparation of the Company's presentation to investors in connection with its December 2007 private placement. OPEL has now retained BMIR in a more proactive investor relations capacity starting in March, 2008, at a rate of $7,000 per month. BMIR's mandate is to enhance OPEL's profile with existing and potential investors through news releases, web site enhancement, investor meetings and other investor materials. The contract can be terminated by either party with one month's notice after the initial three-month period. The key individual from BMIR who will work with OPEL is Vice President Philip Koven.

About OPEL International

With operations headquartered in Shelton, CT, OPEL designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. The Company's products are based on technology developed in cooperation with the University of Connecticut (Storrs, CT)

and the Canadian National Research Centre (Ottawa, ON). A leader in gallium arsenide and solar photovoltaic technology, the Company has been awarded 23 patents and has 23 more patents pending. OPEL's common shares trade on the TSX Venture Exchange under the symbol "OPL". For more information about OPEL, please visit the Company's website at www.opelinc.com.

Dated: March 27, 2008

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed)

Michel Lafrance, Secretary

The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Capitalization Report for Opel International Inc
Shares Issued: 53126167
Shares Escrow: 2395418

TSX Venture closing price for Opel International
Date: 2008/03/26
Closing Price: 1.200

TEL: (203) 612-2366 Ext 2229 Michael McCoy, Chief Financial Officer
E-mail: m.mccoy@opelinc.com

TEL: (416) 447-4740 Ext 235 Philip Koven
Investor Relations
E-mail: invest@opelinc.com

---



□080328G1+7+000365□□

□[200/News Release]□OPL□V□OPEL INTERNATIONAL INC□MAR 28 2008 02:01 AM□Retains Bryan Mills Iradesso□□ --->@NEWS RELEASE□

OPEL INTERNATIONAL INC ("OPL-V")
- Retains Bryan Mills Iradesso

OPEL International Inc. ("OPEL" or "the Company"), a manufacturer of

state-of-the-art high concentration photovoltaic (HCPV) solar products, is pleased to announce that it has retained the services of Bryan Mills Iradesso ("BMIR") to help communicate its growth plans and results to the investment community.

BMIR is a full-service investor relations and corporate communications firm based in Toronto and Calgary. The TSX Venture Exchange requires that the details of the arrangement between OPEL and BMIR be disclosed.

BMIR previously worked with OPEL on the preparation of the Company's presentation to investors in connection with its December 2007 private placement. OPEL has now retained BMIR in a more proactive investor relations capacity starting in March, 2008, at a rate of $7,000 per month. BMIR's mandate is to enhance OPEL's profile with existing and potential investors through news releases, web site enhancement, investor meetings and other investor materials. The contract can be terminated by either party with one month's notice after the initial three-month period. The key individual from BMIR who will work with OPEL is Vice President Philip Koven.

About OPEL International

With operations headquartered in Shelton, CT, OPEL designs, manufactures and markets innovative, state-of-the-art solar technology products designed to convert solar energy into electricity - at the least possible cost and greatest efficiency. The Company's products are based on technology developed in cooperation with the University of Connecticut (Storrs, CT) and the Canadian National Research Centre (Ottawa, ON). A leader in gallium arsenide and solar photovoltaic technology, the Company has been awarded 23 patents and has 23 more patents pending. OPEL's common shares trade on the TSX Venture Exchange under the symbol "OPL". For more information about OPEL, please visit the Company's website at www.opelinc.com.

Dated: March 27, 2008

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed)

Michel Lafrance, Secretary

The TSXV has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Investors are cautioned that except for statements of historical facts, certain statements contained in this news release may include forward-looking information with respect to the Company. Such forward-looking statements or information are based on current expectations, estimates and projections formulated using assumptions currently believed to be reasonable and involving a number of risks and uncertainties which could cause actual results to differ materially from those anticipated. The Company does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Capitalization Report for Opel International Inc
Shares Issued: 53126167
Shares Escrow: 2395418

TSX Venture closing price for Opel International

Date: 2008/03/26
Closing Price: 1.200

TEL: (203) 612-2366 Ext 2229 Michael McCoy, Chief Financial Officer
E-mail: m.mccoy@opelinc.com

TEL: (416) 447-4740 Ext 235 Philip Koven
Investor Relations
E-mail: invest@opelinc.com

---



C080328G1+7+000365

INFO TSX VENTURE Bulletin Contents

company person symbol start home



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# OPEL International Inc.

Listed Company

OPEL INTERNATIONAL INC. ("OPL")
BULLETIN TYPE: New Listing-Shares
BULLETIN DATE: June 25, 2007
TSX Venture Tier 2 Company

Effective at the opening Tuesday, June 26, 2007, the common shares of the Company will commence trading on TSX Venture Exchange. The Company is classified as a 'Solar Energy Technology' company.

Corporate Jurisdiction: New Brunswick

Capitalization: unlimited common shares with no par value of which
35,047,052 common shares are issued and outstanding
Escrowed Shares: 2,395,418 common shares, to be released in stages over a period of 18 months, with 25% of this number being released from escrow on the date of this bulletin.
3,010,000 incentive stock options and 4,475,000 Exchangeable Shares of the Company's subsidiary, Opel Inc., to be released in stages over a period of 36 months, with 10% of this amount being released from escrow on the date of this bulletin.

Transfer Agent: Equity Transfer & Trust Company
Trading Symbol: OPL
CUSIP Number: 683485 10 6

For further information, please refer to the Company's public disclosure available at www.sedar.com.

Company Contact: Robert G. Pico, CEO
Company Address: 121 Richmond Street West, Suite 501
Toronto, ON M5H 2K1

Company Phone Number: (416) 368-9411
Company Fax Number: (416) 861-0749

TSX-X

INFO TSX VENTURE Bulletin Contents

company person symbol start home

# OPEL International Inc.

Listed Company

---- Navigation Options ----

OPEL INTERNATIONAL INC. ("OPL")
BULLETIN TYPE: Private Placement-Brokered
BULLETIN DATE: December 21, 2007
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Brokered Private Placement announced December 5, 2007:

Number of Shares: 15,000,000 shares

Purchase Price: $1.50 per share

Warrants: 7,500,000 share purchase warrants to purchase 7,500,000 shares

Warrant Exercise Price: $1.90 until December 13, 2009

Number of Placees: 80 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares
Floyd Weiner P 10,000
Valerie Westcott P 12,500
Michael Westcott P 12,500
Jonathan Greer P 5,000
Robert Mills P 10,000
Scott Atkinson P 5,000
Luc Mageau P 2,000
Graham Fell P 25,000
Martha McDonald P 20,000
Andrew De Courcy-Ireland P 12,500
Peter M. Brown P 200,000
Ian Haar P 13,000
Robert Hannah P 20,000
David McLeish P 25,000
Hugh Jackson P 15,000
Sehoco 1985 Limited P 20,000
Wayne White P 50,000
Sal Masionis P 25,000
Raymond James Ltd. P 453,800

Agent's Fee: An aggregate of $1,575,000 and 1,500,000 compensation warrants payable to Raymond James Ltd., Clarus Securities Inc., Canaccord Adams Inc., and IBK Capital Corp. Each compensation warrant is exercisable into one unit at a price of $1.90 until December 13, 2009. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $1.90 until December 13, 2009.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company has issued a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s).

TSX-X

INFO TSX VENTURE Financing Details

company start person home symbol

# OPEL International Inc.

Private Placement - 05/Dec/2007

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Current Past Refresh

**Show** All

| Purchaser | Sec. Bought* | Pur. Price | Curr. | Security Type | Tranche | Tranche Date | F/T |
|---|---|---|---|---|---|---|---|
| . Other Placee(s) | 14336200 | $1.500 | CDN | Unit | | | |
| Floyd Weiner | 10000 | $1.500 | CDN | Unit | | | |
| Peter M. Brown | 200000 | $1.500 | CDN | Unit | | | |
| Raymond James Ltd. | 453800 | $1.500 | CDN | Unit | | | |

| Agent | Terms | Fee % | Cash Paid | Sec. Paid | Pur. Price | Curr. | Security Type | Tranche | Tranche Date | F/T |
|---|---|---|---|---|---|---|---|---|---|---|
| Canaccord Capital Corp. | | | | 1500000 | | CDN | Warrant | | | |
| | Terms | | $1,575,000.00 | 0 | | CDN | | | | |

| Proceeds Distribution | | |
|---|---|---|
| **Proceeds** | **Currency** | **Description** |
| $22,500,000 | CDN | n/a |

Financial Security Details

| Security | | Issued Total | Description | Terms & Conversion Terms | F/T * |
|---|---|---|---|---|---|
| Unit | OPL | 15,000,000.00 @ $1.500 CDN | | | |
| ▸ Share | OPL | | | 05/Dec/2007 - -- 1 to 1 @ $ 0.000 () | |
| ▸ Warrant | | | | 05/Dec/2007 - -- 1 to 1 @ $ 0.000 () | |
| ▸ Share | OPL | | | 05/Dec/2007 - 13/Dec/2009 1 to 1 @ $1.900 CDN () | |
| Warrant | OPL | 1,500,000.00 @ $0.000 CDN | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| ( Agent ) | | | | | | |
| ▸ Share | OPL | | | 05/Dec/2007 - 13/Dec/2009 1 to 1 @ $1.900 CDN () | | |

*Historical, F/T - Flow Through